UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-10570
BJ SERVICES COMPANY LLC

(Exact name of registrant as specified in its charter)
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
(713) 439-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.10 par value per share
Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
     Common Stock, $.10 par value per share: 0 holders
     Preferred Share Purchase Rights: 0 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, BJ Services Company LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BJ SERVICES COMPANY LLC (as successor to BJ Services Company)
Date: May 10, 2010	By:	/s/ Alan Keifer
Alan Keifer
Vice President and Chief Accounting Officer